UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
Clarus Corporation
(Name of Issuer)
Common Stock
(Title of Class of Securities)
18270P109
(CUSIP Number)
July 29, 2022
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[X] Rule 13d-1(b)
[   ] Rule 13d-1(c)
[   ] Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Instructions).

CUSIP No.: 18270P109

1	NAME OF REPORTING PERSON HAP Trading, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 22-3561721
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 8,167,366 (see Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 8,167,366 (see Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,167,366 (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 21.9% (see Item 4)
12	TYPE OF REPORTING PERSON BD (SEC Registration # 8-50599)

CUSIP No.: 18270P109

1	NAME OF REPORTING PERSON Harsh A. Padia I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 8,167,366 (see Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 8,167,366 (see Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,167,366 (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 21.9% (see Item 4)
12	TYPE OF REPORTING PERSON HC

CUSIP No.: 18270P109
ITEM 1(a).	NAME OF ISSUER: Clarus Corporation
ITEM 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES: 2084 East 3900 South, Salt Lake City, UT 84124
ITEM 2(a).	NAME OF PERSON FILING: HAP Trading, LLC (HAP Trading) and Harsh A. Padia (Mr. Padia and, together with HAP Trading, the Reporting Persons)
ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE: 395 Hudson Street, 10th Floor New York, NY 10014
ITEM 2(c).	CITIZENSHIP: HAP Trading is a New York limited liability company Mr. Padia is a United States citizen
ITEM 2(d).	TITLE OF CLASS OF SECURITIES: Common Stock
ITEM 2(e).	CUSIP NUMBER: 18270P109
ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SECTION 240.13d-1(b), or 13d-2(b) or (c) CHECK WHETHER THE PERSON FILING IS A:
	(a) [X]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78c);
	(b) [ ]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c) [ ]	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d) [ ]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
	(e) [ ]	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
	(f) [ ]	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
	(g) [X]	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
	(h) [ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i) [ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j) [ ]	A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J);
	(k) [ ]	Group, in accordance with 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with 240.13d1(b)(1)(ii)(J), please specify the type of institution:

ITEM 4.	OWNERSHIP
Mr. Padia and HAP Trading collectively beneficially owned an aggregate of 8,167,366 shares of Common Stock as of July 29, 2022, over which they shared voting and dispositive power. Mr. Padia is the control Person of HAP Trading.

As of July 29,2022, the Reporting Persons holdings consist of 4,294,966 shares of Common Stock and call options exercisable within sixty days to acquire 3,872,400 shares of Common Stock.

Note: As of July 29,2022, HAP Trading maintained an aggregate call option sold position with respect to 6,943,900 shares of Common Stock (i.e., short positions) which position is not netted against or counted in the data provided herein as to the number of shares beneficially owned by Reporting Persons.

The ownership percentages of the reporting persons set forth in Row 11 of the cover page hereto has been calculated based on an assumed total of 37,374,595 shares of Common Stock issued and outstanding as of July 27, 2022, as reported in the Issuers Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 1, 2022.

(a) Amount beneficially owned:
HAP Trading, LLC: 8,167,366 Harsh A. Padia: 8,167,366
(b) Percent of class:
HAP Trading, LLC: 21.9% Harsh A. Padia: 21.9%
(c) Number of shares as to which the person has:
(i) sole power to vote or to direct the vote:
HAP Trading, LLC: 0 Harsh A. Padia: 0
(ii) shared power to vote or to direct the vote:
HAP Trading, LLC: 8,167,366 Harsh A. Padia: 8,167,366
(iii) sole power to dispose or direct the disposition of:
HAP Trading, LLC: 0 Harsh A. Padia: 0
(iv) shared power to dispose or to direct the disposition of:
HAP Trading, LLC: 8,167,366 Harsh A. Padia: 8,167,366
ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON: Not applicable.
ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY: See Exhibit 2.
ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP: Not applicable.
ITEM 9.	NOTICE OF DISSOLUTION OF GROUP: Not applicable.
ITEM 10.	CERTIFICATION:
By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect , other than activities solely in connection with a nomination under 240.14a-11.

CUSIP No.: 18270P109
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
September 15 2022	HAP TRADING, LLC By: /s/ Michael Joseph Name: Michael Joseph Title: COO/CFO/CCO
September 15 2022	HARSH A. PADIA By: /s/ HARSH A. PADIA Name: HARSH A. PADIA Title:
Attention — Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

CUSIP No.: 18270P109
EXHIBIT INDEX

Exhibit Description
1 Joint Filing Agreement
2 Information required by Item 7

CUSIP No.: 18270P109
EXHIBIT 1
Joint Filing Agreement Pursuant to Rule 13d-1
This agreement is made pursuant to Rule 13d-l(k)(1) under the Securities and Exchange Act of 1934, as amended (the Exchange Act) by and among the parties listed below, each referenced to herein as a Joint Filer. The Joint Filers agree that a statement of beneficial ownership as required by Sections 13(g) or 13(d) of the Exchange Act and the Rules thereunder may be filed on each of their behalf on Schedule 13G or Schedule 13D, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

Dated: September 15, 2022

HAP TRADING, LLC

By: /s/ Michael Joseph
Michael Joseph, COO/CFO/CCO

HARSH A PADIA

By: /s/ Harsh A. Padia
Harsh A. Padia

CUSIP No.: 18270P109
EXHIBIT 2
Information Required by Item 7
Harsh A. Padia is the control person of HAP Trading, LLC, which is a broker or dealer registered under Section 15 of the Securities Exchange Act of 1934, as amended (the Exchange Act), in accordance with Rule 13d-1(b)(1)(ii)(A) under the Exchange Act.